

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Mr. Keith S. Franz
Managing Director
ICON Capital Corp.
3 Park Avenue, 36th Floor
New York, NY 10016

      Re: ICON Income Fund Nine, LLC
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 29, 2012
              File No. 0-50217

              ICON Income Fund Ten, LLC
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 29, 2012
              File No. 0-50654

Dear Mr. Franz:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

ICON Income Fund Nine, LLC

Item 8. Consolidated Financial Statements and Supplementary Data, page 29

Note 5 – Investments in Joint Ventures, page 42

1.   Please tell and demonstrate to us why you have not provided financial statements for ICON Aircraft 126 LLC pursuant to Item 3-09 of Regulation S-K.

<u>ICON Income Fund Ten, LLC</u>

<u>Item 8. Consolidated Financial Statements and Supplementary Data, page 31</u>

<u>Note 6 – Pretel Group Limited, page 47</u>

2.   Please explain to us how you determined that the difference between the fair value of the Pretel class B shares and the price of the 25% interest in Pretel, sold to the new Chief Executive Officer, should be charged to compensation expense ratably during 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief